EXHIBIT 99.1

Westport Fuel Systems Reports Second Quarter 2020 Financial Results

VANCOUVER, British Columbia, Aug. 06, 2020 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT / Nasdaq:WPRT) reported financial results for the second quarter ended June 30, 2020 and provided an update on operations. All figures are in millions of U.S. dollars unless otherwise stated.

Key Results

  Consolidated revenues for the quarter ended June 30, 2020 decreased by $46.4 million to $36.0 million, or 56% relative to the same period last year, mainly due to lower sales resulting from plant closures and reduced customer demand related to the COVID-19 pandemic. Consolidated revenues for the six months ended June 30, 2020 were $103.2 million compared to $155.6 million for the prior year period.
  Net income for the second quarter of 2020 was $3.0 million compared to a loss of $2.6 million for the comparative period mainly due to a $7.7 million insurance recovery related to the $10.0 million charge for a field service campaign for the replacement of pressure release devices recorded in the first quarter of 2020.  Net loss for the six months ended June 30, 2020 was 12.3 million compared to $5.6 million for the prior year period.
  Adjusted EBITDA increased to $6.2 million for the quarter ended June 30, 2020. Excluding the insurance recovery, Adjusted EBITDA would have been negative $1.5 million for the quarter. For the six months ended June 30, 2020, Adjusted EBITDA was $2.6 million compared to $15.4 million in the prior year period.
  Through August 5, 2020, liquidity improved by over $50 million through new borrowings, principal deferrals, extension of the convertible notes and government wage subsidy programs to weather the economic impact of COVID-19 and continue funding our operations and investment plans.

While the impact of COVID-19 on our Q2 results was significant, we are now in full recovery-mode, with our factories responding to increasing market demand for our products” said David M. Johnson, Chief Executive Officer of Westport Fuel Systems. “With the support of governments and our financial partners we are ready and able to support the green recovery with our clean transportation solutions.  Despite the uncertainty that remains in markets around the world, demand for Westport HPDI 2.0TM and for our Light-Duty OEM and aftermarket products is recovering.”

COVID-19 and Outlook

Although a rebound in customer demand is evident, the outbreak of COVID-19 had an adverse impact on our business during the second quarter 2020 and continues to affect our business. The extent, duration and impact of COVID-19 and governmental and societal responses is uncertain. A significant portion of our production is from three facilities located in Northern Italy, and sales from these facilities are primarily to Western and Eastern Europe. Our Brescia facility was closed from March 16, 2020 through May 4, 2020. This facility produces components in the light-duty OEM business and assembles LNG tank systems for the heavy-duty OEM business. Our Cherasco and Albinea facilities were closed from March 22, 2020 through May 4, 2020. These facilities produce components and kits in the IAM, DOEM, electronics and OEM businesses.

In addition to our production facilities, our European HPDI launch partner temporarily closed its facilities in mid-March in response to safety concerns and government restrictions arising from the spread of COVID-19. Our launch partner reopened its production facilities in late April and we expect strong sales of our HPDI product in the second half of 2020.

At this time, customer demand for our light-duty and aftermarket products for the full year 2020 is difficult to estimate and will be highly dependent on the duration and severity of the COVID-19 pandemic and post-pandemic market weakness. Our consolidated sales in the first half of 2020 declined as a result of COVID-19 and we expect that the pandemic will impact our results of operations during the remainder of 2020, with the most significant impact to revenue realized in the second quarter of 2020.

Our light-duty OEM and DOEM businesses are dependent on new vehicle sales with gaseous fuel systems. Sales revenue in these businesses declined significantly during the second quarter of 2020 due to the impact of COVID-19 pandemic, but we anticipate a progressive recovery in the third and fourth quarters of 2020 from the first half of the year. With low emissions and low fuel costs, LPG and CNG-fueled vehicles are available and sustainable alternative gaseous fuel systems supported by a growing network of refueling infrastructure.

We believe that our heavy-duty business will be less impacted than the IAM and light-duty OEM businesses due to on-going need for freight transportation and the growing demand for cost-competitive and climate-friendly products. Demand for essential goods remains and consumer delivery of these goods has increased, resulting in more stable demand for medium and heavy-duty trucks.

While the certification of the WWI HPDI engine through a multi-step, multi-party activity was delayed in the first half of 2020 due to the impact of COVID-19 in China, we expect the certification and start of production and sales within this year.

In response to COVID-19, we have implemented several austerity measures, including actions to reduce costs, such as salary and other compensation deferrals and reductions, and delaying non-critical projects and capital expenditures. We have been working with our key lenders and have made significant progress to strengthen our liquidity and reduce our cost of capital:

  On March 25, 2020, $6.0 million in principal deferrals on our term loan from Export Development Canada;
  On May 28, 2020, a €5.0 million government backed term loan from UniCredit S.p.A. ("UniCredit") to our Emer subsidiary;
  On July 17, 2020, a €15.0 million government backed term loan from UniCredit to our MTM subsidiary;
  On July 23, 2020, a $10.0 million bridge loan secured through Export Development Canada at a 6.25% interest rate;
  On July 24, 2020, we announced the refinancing of our convertible notes with Cartesian Capital Group and its affiliates ("Cartesian"). Under the terms of the agreement, on July 30, 2020, we paid down the principal amount of the existing convertible notes from $17.5 million to $10.0 million. Concurrent with this repayment, the maturity of the remaining amended notes was extended to three years from the date of the amendments and the coupon rate was reduced from 9.0% annually to 6.5% annually.

2Q20 Financial Highlights

CONTINUING OPERATIONS
($ in millions, except per share amounts)			Over / (Under) %			Over / (Under) %
	2Q20	2Q19		1H20	1H19
Revenues	$36.0	$82.4	(56)%	$103.2	$155.6	(34)%
Gross Margin	12.2	19.3	(37)%	16.5	36.5	(55)%
Gross Margin %	34%	23%	—	16%	23%	—
Operating Expenses	10.5	25.2	(58)%	34.6	51.1	(32)%
Income from Unconsolidated Joint Ventures	4.1	5.9	(31)%	9.5	14.5	(34)%
Net Income (Loss) from Continuing Operations	$3.0	$(2.3)	230%	$(12.3)	$(5.4)	(128)%
Net Income (Loss) per Share from Continuing Operations	$0.02	$(0.02)	200%	$(0.09)	$(0.04)	(125)%
EBITDA (1)	$9.2	$4.0	130%	$(1.9)	$8.2	123%
Adjusted EBITDA (1)	$6.2	$8.1	(23)%	$2.6	$15.4	(83)%

(1) EBITDA and Adjusted EBITDA are a non-GAAP measures. Please refer to GAAP and NON-GAAP FINANCIAL MEASURES for the reconciliation.

  Consolidated revenues for the quarter ended June 30, 2020 decreased by $46.4 million to $36.0 million, or 56% over the same period last year. OEM revenue for the three months ended June 30, 2020 was $19.1 million compared with $44.8 million for the three months ended June 30, 2019. Revenue from the OEM business segment decreased by $25.7 million mainly due to the COVID-19 related shutdowns combined with lower light-duty OEM sales to German and Russian OEMs. IAM revenue for the three months ended June 30, 2020 was $16.9 million compared with $37.6 million for same period last year mainly due to COVID related shutdowns. We expect to see recovery in the OEM and IAM revenues in the third and fourth quarter, especially in the heavy-duty business.
  Consolidated gross margin for the three months ended June 30, 2020 decreased by $7.1 million, or 37%, from $19.3 million in 2019 to $12.2 million for the comparative period in 2020. Gross margin decreased due to lower overall sales during the quarter and contractual HPDI price reductions. Offsetting the sales decline was a $7.7 million insurance recovery recorded in the current quarter which related to the $10.0 million field service campaign for the replacement of pressure release devices that was recorded in the first quarter of 2020.
  Consolidated operating expenses for the quarter ended June 30, 2020 decreased by $14.7 million to $10.5 million, or 58%. Operating expenses were lower due to government wage subsidies, compensation reductions and reduced spending in the current quarter. In addition, the current quarter foreign exchange gain increased by $2.9 million and the prior year quarter included $4.5 million of SEC related costs.
  Income from equity investments for the quarter ended June 30, 2020 decreased by $1.8 million over the same period last year due to lower sales in Cummins Westport Inc.
  Consolidated net income, EBITDA and Adjusted EBITDA for the three months ended June 30, 2020 were positively  impacted by the $7.7 million insurance recovery noted above. Excluding this recovery, Adjusted EBITDA would have been negative $1.5 million for the quarter.

Segment Results

  Effective January 2020, we modified the reporting of our business segments to allow for increased transparency into our customer channels and the respective products sold to those customers. Accordingly, from that date, all product information and other technology related activities previously reported under the Transportation segment have been disaggregated into two segments, OEM and IAM. The segment results from the three months ended June 30, 2020 and 2019 are presented below.
SEGMENT RESULTS	Three months ended June 30, 2020
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$19.1	$1.1	$2.1	$(0.1)
IAM	16.9	(1.2)	1.2	—
Corporate	—	1.8	0.1	4.2
CWI - 50%	33.2	5.3	—	—
Total segment	69.2	7.0	3.4	4.1
Less: CWI - 50%	(33.2)	(5.3)	—	—
Total consolidated	$36.0	$1.7	$3.4	$4.1

SEGMENT RESULTS	Three months ended June 30, 2019
	Revenue	Operating income (loss)	Depreciation & amortization	Equity income (loss)
OEM	$44.8	$(3.0)	$2.6	$—
IAM	37.6	3.5	1.3	—
Corporate	—	(6.4)	0.1	5.9
CWI - 50%	42.0	7.8	(0.1)	—
Total segment	124.4	1.9	3.9	5.9
Less: CWI - 50%	(42.0)	(7.8)	0.1	—
Total consolidated	$82.4	$(5.9)	$4.0	$5.9
Discontinued operations	$—	$(0.2)	$—	$—

CUMMINS WESTPORT INC. HIGHLIGHTS

CUMMINS WESTPORT HIGHLIGHTS
			Over / (Under) %			Over / (Under) %
($ in millions, except unit amounts)	2Q20	2Q19		1H20	1H19
Units	1,352	1,745	(23)%	2,865	3,736	(23)%
Revenue	$66.4	$84.0	(21)%	$143.1	$176.3	(19)%
Gross Margin	18.2	25.2	(28)%	39.8	53.1	(25)%
Gross Margin %	27%	30%	—	28%	30%	—
Operating Expenses	7.5	9.7	(23)%	15.7	17.9	(12)%
Segment Operating Income	$10.7	$15.5	(31)%	$24.1	$35.2	(32)%
Westport Fuel Systems 50% Interest	4.2	5.9	(28)%	9.5	14.5	(34)%
  CWI revenue for the quarter ended June 30, 2020 decreased by $17.6 million to $66.4 million, or 21% over the same period last year.
  CWI gross margin decreased by $7.0 million to $18.2 million, or 27% of revenue from $25.2 million or 30% of revenue in the prior year quarter. The decrease in gross margin and gross margin percentage is driven by lower revenues and a negative warranty adjustment of $0.8 million for the three months ended June 30, 2020 compared to a $0.6 million positive warranty adjustment for the three months ended June 30, 2019.
  CWI operating income for the quarter ended June 30, 2019 decreased by $4.8 million to $10.7 million, or 31% over the same period last year. Westport Fuel Systems' share of CWI's equity interest for the quarter ended June 30, 2019 decreased by $1.7 million to $4.2 million from $5.9 million in same period last year. This reduction is primarily due to decreased revenue and gross margins in the current quarter.

GAAP and NON-GAAP FINANCIAL MEASURES

Management reviews the operational progress of its business units and investment programs over successive periods through the analysis of net income, EBITDA and Adjusted EBITDA. The Company defines EBITDA as net income or loss from continuing operations before income taxes adjusted for interest expense (net), depreciation and amortization. Westport Fuel Systems defines Adjusted EBITDA as EBITDA from continuing operations excluding expenses for stock-based compensation, unrealized foreign exchange gain or loss, and non-cash and other adjustments. Management uses Adjusted EBITDA as a long-term indicator of operational performance since it ties closely to the business units’ ability to generate sustained cash flow and such information may not be appropriate for other purposes.  Adjusted EBITDA includes the company's share of income from joint ventures.

The term Adjusted EBITDA is not defined under U.S. generally accepted accounting principles ("U.S. GAAP") and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Adjusted EBITDA has limitations as an analytical tool, and when assessing the company's operating performance, investors should not consider Adjusted EBITDA in isolation, or as a substitute for net loss or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Among other things, Adjusted EBITDA does not reflect the company's actual cash expenditures. Other companies may calculate similar measures differently than Westport Fuel Systems, limiting their usefulness as comparative tools. The company compensates for these limitations by relying primarily on its U.S. GAAP results and using Adjusted EBITDA as supplemental information.

GAAP & NON-GAAP FINANCIAL MEASURES FROM CONTINUING OPERATIONS

($ in millions)	2Q19	3Q19	4Q19	1Q20	2Q20
Three months ended
Net income (loss) from continuing operations	$(2.3)	$4.9	$0.6	$(15.3)	$3.0

Income tax expense (recovery)	0.9	0.8	(0.9)	(0.7)	1.6
Interest expense, net	1.4	1.8	1.5	1.5	1.2
Depreciation and amortization	4.0	4.2	3.8	3.4	3.4
EBITDA	4.0	11.7	5.0	(11.1)	9.2

Stock based compensation	0.3	0.3	0.5	0.6	0.6
Unrealized foreign exchange (gain) loss	(0.7)	0.7	(2.6)	6.9	(3.6)
Intangible impairment	—	—	0.7	—	—
Legal costs associated with SEC investigation	4.5	—	—	—	—
Other	—	(3.3)	—	—	—
Adjusted EBITDA	$8.1	$9.4	$3.6	$(3.6)	$6.2

FINANCIAL STATEMENTS & MANAGEMENT'S DISCUSSION AND ANALYSIS

This press release together with our Management’s Discussion and Analysis and our Interim Financial Statements are available in the Investor Relations section of our website at www.wfsinc.com/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

LIVE CONFERENCE CALL & WEBCAST

Westport Fuel Systems has scheduled a conference call for tomorrow, August 7, 2020 at 10:30 am Eastern Time to discuss these results. The public is invited to listen to the conference call in real time by telephone or webcast. To access the conference call by telephone, please dial: 1-800-319-4610 (Canada & USA toll-free) or 1-604-638-5340. The live webcast of the conference call can be accessed through the Westport Fuel Systems website at  www.wfsinc.com/investors.

REPLAY CONFERENCE CALL & WEBCAST

To access the conference call replay, please dial 1-800-319-6413 (Canada & USA toll-free) or 1-604-638-9010 using the pass code 4926. The replay will be available until August 14, 2020. Shortly after the conference call, the webcast will be archived on the Westport Fuel Systems website and replay will be available in streaming audio and a downloadable MP3 file.

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit wfsinc.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the future growth of Westport Fuel System's business, commercial launch of Westport HPDI 2.0TM in China, future volume growth and cost reductions, the impact of COVID-19 and availability of related government response measures, the costs of field service campaign and related insurance recoveries, along with statements regarding revenue, adjusted EBITDA and cash usage expectations, the demand for our products, cash and capital requirements  as well as Westport Fuel Systems management's response to any of the aforementioned factors. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on both the views of management and assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks, uncertainties and assumptions include those related to COVID-19, it’s duration, effects and government responses thereto, the magnitude and timing for the described field service campaign, availability of insurance, our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, solvency, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, operating expenses, CWI performance, our ability to secure new customers, the availability and price of natural gas, global government stimulus and wage subsidy packages, the acceptance of and shift to natural gas vehicles, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the development of competing technologies, our ability to adequately develop and deploy our technology, the actions and determinations of our joint venture and development partners, as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. In addition, the effects and the impact of the COVID-19 outbreak, as well as the decrease in oil prices and the impact of oil supply cuts, are unknown at this time and could cause actual results to differ materially from the forward-looking statements contained in this MD&A. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in these forward looking statements except as required by National Instrument 51-102. The contents of any website, RSS feed or twitter account referenced in this press release are not incorporated by reference herein.

Contact Information

Shawn Severson
Investor Relations
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com
www.wfsinc.com